Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EV Solar Kits LLC
5609 Tura Lane, 2
Austin, TX 78721
https://www.evsolarkits.com/

Up to $617,997.10 in Units of Membership Interest at $2.05
Minimum Target Amount: $14,999.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: EV Solar Kits LLC
Address: 5609 Tura Lane, 2, Austin, TX 78721
State of Incorporation: TX
Date Incorporated: August 10, 2021

Terms:

Equity

Offering Minimum: $14,999.85 | 7,317 shares of Units of Membership Interest
Offering Maximum: $617,997.10 | 301,462 shares of Units of Membership Interest
Type of Security Offered: Units of Membership Interest
Purchase Price of Security Offered: $2.05
Minimum Investment Amount (per investor): $498.15

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Units

As you have previously expressed interest in investing or have previously invested in EV Solar Kits, you are eligible for additional bonus units.

Reservations Bonus | 5% Bonus Units

Reservation Holders in the Testing the Waters Page will receive 5% bonus units.

Early Bird Perks

Early Bronze

Invest $500+ (minimum investment) within the first week and receive 5% bonus units.

Early Silver

Invest $1,000+ within the first two weeks and receive 7% bonus units.

Early Gold

Invest $2,500+ within the first two weeks and receive 10% bonus units.

Early Platinum

Invest $5,000+ within the first two weeks and receive 12% bonus units.

Early Diamond

Invest $10,000+ within the first two weeks and receive 15% bonus units.

Mid-Campaign Perks

Mid Silver

Invest $1,500 + between days 45-52 and receive 7% bonus units.

Mid Gold

Invest $3,000 + between days 60-70 and receive 10% bonus units.

Amount-Based Perks

Tier 1

Invest $1,000+ and get 5% off on your next purchase and join the waitlist to be the first customers to receive a production batch.

Tier 2

Invest $5,000+ and receive 5% bonus units + get 5% off on your next purchase + join the waitlist to be the first customers to receive a production batch.

Tier 3

Invest $10,000+ and 10% bonus units + 10% off your next purchase + join the waitlist to be the first customers to receive a production batch.

Tier 4

Invest $20,000+ and receive 20% bonus units+ 20% off your next purchase + join the waitlist to be the first customers to receive a production batch.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

EV Solar Kits LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Common Units at $2.05 / share, you will receive 110 Common Units, meaning you'll own 110 Common Units for $205. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus and Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

EV Solar Kits LLC (the "Company") is a Texas Limited Liability Company, formed on August 10, 2021.

EV Solar Kits has designed solar charging kits for electric vehicles. We aim to provide electric vehicle ("EV") customers and automobile owners with enhanced range, our kits are designed with roof-installable solar charging panels, optional extendable panels, and a battery that helps facilitate energy transfer from the panels to the EV's existing battery. As a roof-installable solution, these kits are designed to charge while driving. For the long-haul traveler, extendable panels can help provide additional solar panel surface area coverage for idled EVs.

Currently pre-revenue and with a functional prototype, we have stopped accepting pre-orders for three of our four kits and expect to fulfill these orders in Q2 2025. We currently have an engineering partner who was hired to help us complete prototypes and will work to locate a manufacturer to fulfill these and future product orders.

We intend to generate revenue by selling our portable solar charging kits for electric vehicles via our website or via partnerships with distributors. In the future, we may explore licensing opportunities for our kit designs and generate revenue through royalties. For example, we may license either the design of the kit to one or multiple strategic partners who will have the freedom to manufacture and distribute kits to customers, while we earn a royalty for each kit sold.

IP Information:

The company has submitted an application to the USPTO for protection of its solar kit.

Application ID: 63/380,001

Title: Electric Vehicle Solar Kit

Description: Systems for electric vehicle solar kits as well as methods for their manufacture, use, and installation.

File Date: October 18, 2022

Grant Date: N/A

Country: USA

Competitors and Industry

EV Solar ultimately competes with companies that aim to increase EV range. Some of these companies may be auto manufacturers themselves, who may sell an upgrade at the time of purchase to increase range or who may eventually sell a similar product that directly competes with EV Solar's portable solar panel kits. The competitors below include more direct competitors that are selling portable solar power charging technology.

The Company's primary competitors are Renogy, Ecoflow, Jackery, and Bluetti, who sell solar power panels and energy storage devices.

While we believe we are one of the first to market a solar power and energy storage system specifically for electric vehicles, the EV accessory market is young and growing fast. We anticipate there will be similar products marketed by competitors and believe our intellectual property strategy, which includes seeking utility and design patents covering the entire solar kits rather than individual parts, will be important in helping to retain our products' utility and design.

Current Stage and Roadmap

Current Stage

Currently pre-revenue and with a functioning prototype, we have stopped accepting pre-orders for three of our four kits and expect to fulfill these orders in Q2 2025. We currently have an engineering partner who was hired to help us complete prototypes and will work to locate a manufacturer to fulfill these and future product orders. We are pre-revenue and reported $1,000 of expenses in 2021 and $60,000 of expenses in 2022 (through August). Over the next two quarters, our goal is to finalize our initial prototypes in preparation to fulfill the kits that have been pre-ordered by our customers. Our pre-orders are cancellable at any time by customers.

Future Roadmap

EV Solar plans to implement two business models—a B2B model (targeting EV rental fleets, ride-share companies, OEMs, and dealerships) and a B2C model (targeting individual EV owners). The company is first building out its B2C model intending to go to market quicker and testing its product procurement and distribution processes before seeking larger, business accounts.

On the B2C side, the Universal Kit ($6,540 retail price) is currently available for pre-order on the company's website. EV Solar has closed pre-orders for the Weekender ($2,999) and the Commuter ($1,899 for Tesla Model Y installation and $1,799 for Tesla Model 3). The Overland kit is no longer in development, and related pre-orders have been refunded. While not launched yet, EV Solar expects to price its solar truck bed cover that will be designed for the Tesla Cybertruck at less than $5,000. The Company expects to develop a roof panel kit for the Tesla CyberTruck in 2024 and plans to engineer these kits for other EV trucks.

On the B2B side, the company has not determined a pricing model; however, it expects to offer volume discounts.

The Team

Managers

Name: Jonathan Ben Roklen

Jonathan Ben Roklen's current primary role is with Amazon. Jonathan Ben Roklen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Manager, Principal Accounting Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: My role as manager involves all aspects of running the company, to include raising capital, product advancement/marketing and engineering development. Jonathan does not currently receive salary compensation for this role and also currently has other full-time roles not at the company. Please review the Risk Factors section of our materials for further information as to how this may affect the business. At this time, while the founder and CEO have dedicated over 20 hours a week at the business and treated this business as a top priority during the initial launch of the company, the capital needs of the business have necessitated splitting time and continuing to generate side income to afford living expenses. The CEO has done this through his role at Amazon which requires 40 hours a week. A successful capital raise would allow the business to expand and allow the CEO to focus on securing manufacturing

contracts with vendors and transition to a full-time role when the contracts have been finalized.

Other business experience in the past three years:

- Employer: Amazon
  Title: Supply Chain Manager
  Dates of Service: November, 2023 - Present
  Responsibilities: Jonathan manages the supply chain for different vendor services.

Other business experience in the past three years:

- Employer: Tik Tok
  Title: Supply Chain Manager
  Dates of Service: February, 2023 - November, 2023
  Responsibilities: Data center supply chain manager

Other business experience in the past three years:

- Employer: Meta
  Title: Supply Chain Manager
  Dates of Service: April, 2022 - February, 2023
  Responsibilities: Data center supply chain manager

Other business experience in the past three years:

- Employer: Square
  Title: Material Program Manager
  Dates of Service: February, 2021 - February, 2022
  Responsibilities: Material program manager for the US square business.

Other business experience in the past three years:

- Employer: L3 Harris
  Title: Supply Chain Manager
  Dates of Service: June, 2020 - February, 2021
  Responsibilities: Supply chain manager for aerospace business

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Units in the amount of up to $617,997.10 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational vehicle rooftop solar panel or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our vehicle rooftop solar panel kit. Delays or cost overruns in the development of our vrehicle rooftop solar panel kit and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Units of Membership Interest that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the

“CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
EV Solar Kits LLC was formed on 08-10-2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any units once our manager determines that we are financially able to do so. EV Solar Kits, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it’s because you think that rooftop solar panel kits for vehicles is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Texas on August 10, 2021. Accordingly, we have a very limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We expect to rely on other companies to manufacture completed solar kits that we will distribute to our customers
While we currently do not have an agreement in place with a manufacturer, we expect to depend on various suppliers to meet our product demand. Our ability to meet product demand may be adversely affected if our manufacturing partners do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacturing to do not provide adequate completed products, which must meet required specifications to meet our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers of solar kits.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Steele Wasik and Jonathan Roklen who are Co- Founder, Majority Owner, CEO and Director of Supply Chain of the Company, respectively. The Company has or intends to enter into employment agreements with Steele Wasik and Jonathan Roklen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Steele Wasik and Jonathan Roklen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
uch intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other

proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time- consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Steele Wasik and Jonathan Roklen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Steele Wasik and Jonathan Roklen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID- 19) a "Public Health Emergency of International Concern." On January 31,

2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID- 19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as plastic packaging materials provided by third-party suppliers. We expect to buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Trade Commission and Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may

have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to

operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single- source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading- edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT

infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Chief Executive does not currently receive a salary for his role with the company.
EV Solar Kits is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of EV Solar Kits does not currently receive a salary for his work. Although he is the principal security holder of the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. To counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of up to $120,000 annually moving forward dependent on the following company benchmarks being met including the Company is looking to raise our goal of approximately $600,000 to be able to start our vendor selection and manufacturing process and be able to produce the 176 pre-orders that customers have currently signed up for. Until we raise that amount and start production, we won't be able to have a full-time CEO.

The Chief Executive Officer currently has multiple roles.
The Company's CEO also works as a Supply Chain Manager for Amazon. While the founder and CEO have dedicated over 20 hours a week at the business and treated this business as a top priority during the initial launch of the company, the capital needs of the business have necessitated splitting time and continuing to generate side income to afford living expenses. The CEO has done this through his role at Amazon which requires 40 hours a week. A successful capital raise would allow the business to expand and allow the CEO to focus on securing manufacturing contracts with vendors and transition to a full-time role when the contracts have been finalized.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, SAFE, CrowdNote, and Units of Membership Interest. As part of the Regulation Crowdfunding raise, the Company will be offering up to 301,462 of Units of Membership Interest.

SAFE

The security will convert into if there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into if there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into If there is an equity financing before the termination of this safe, on the initial closing of such equity financing, this safe will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the SAFE are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Liquidation Priority, Termination

Material Rights

There are no material rights associated with SAFE.

CrowdNote

The security will convert into Preferred ownership interest and the terms of the CrowdNote are outlined below:

Amount outstanding: $67,301.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified Equity Financing or Corporate Transaction

Material Rights

There are no material rights associated with CrowdNote.

Units of Membership Interest

The amount of security authorized is 2,800,000 with a total of 2,191,084 outstanding.

Voting Rights

Please see the voting rights of Units sold in this offering below in further detail.

Material Rights

Please refer to the Company's Operating Agreement attached as Exhibit F to this offering document for further details.

A Member may voluntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company upon at least five (5) days' prior written notice to the Manager and the Company; provided that, any interests in the Company acquired in reliance on Regulation Crowdfunding may not be transferred by any purchaser of such interests during the one-year period beginning when the interests were issued in a transaction, unless such interests are transferred: (a) to the Company; or (b) to an accredited investor; or (c) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser or to a trust created for the benefit of a family member of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance.

Units of equity interest in the Company are defined as "Membership Interest".

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Members admitted as a result of the Company's crowdfunding efforts shall be required to provide a proxy coupled with an interest to the Manager (such proxies transferred to the Founding Members pro rata in case the Manager resigns) for all their voting rights and must agree to do so as a condition for their participation in the crowdfunding event. The proxies may be voted in support or opposition to any issue up for Member's vote in a manner as the Manager deems fit at the Manager's sole discretion. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO" or "Manager"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Units of Membership Interest or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Units of Membership Interest.

What it means to be a minority holder

As a minority holder of Units of Membership Interest of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: CrowdNote
  Final amount sold: $67,301.00
  Use of proceeds: Engineering and Administrative expenses.
  Date: March 06, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Engineering and Administrative expenses.
  Date: October 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $20,000.00
  Use of proceeds: Engineering and Administrative expenses.
  Date: April 29, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $60,000.00
  Use of proceeds: Engineering and Administrative expenses.
  Date: April 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $40,000.00
  Use of proceeds: Engineering and Administrative expenses.
  Date: April 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate for roughly 2-3 years without generating revenue due to its minimal overhead expenses.

Foreseeable major expenses based on projections:

The Company foresees manufacturing, engineering, and design modifications as being the major expenses. Additional engineering costs would be a range of 25-50k and setting up our manufacturing process includes purchasing tooling and batch building set-up which requires a possible investment of $50-100k.

Future operational challenges:

The Company foresees challenges during design manufacturing and issues with vehicle compatibility.

Future challenges related to capital resources:

The Company anticipates the following challenges as it ramps up scale and production: manufacturing resources, deposits, upfront capital for vendors, and tooling costs.

Future milestones and events:

As the Comapny anticipates beginning manufacturing this year, the Company anticipates that the manufacturing process will take time to build out for big-batch production. The Company also anticipates that it will experience electrical and technical issues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of $97,028 cash on hand. Capital resources change every month due to costs and our overhead.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth and expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2-3 years. This is based on a current monthly burn rate of $500/month for expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 8 years. This is based on a current monthly burn rate of $500 per month for expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,491,722.20

Valuation Details:

The reasonable basis for this valuation stems from a modest increase post our two previous raises, in combination with the IP of the company that was developed and applied for in the past year and the development of our prototype functionality that also occurred in the past year.

Previous Offerings

Our first pre-seed round of Angel investors valued the company at $2 million (based on pre-order revenue, subscriber base and future sales potential). Our first crowdfunding round with MicroVentures was raised at a $3 million dollar valuation (a 50% increase from the previous round) using similar logic.

Progress Since Previous Offerings

Now, after increasing our email subscriber base from 2,000 to roughly 5,000, expanding our investor portfolio, applying for and receiving our first provisional patent, finalizing the development of our functional prototype, 76 pre-orders, and becoming very nearly production-ready, the team believes it's a reasonable increase in valuation. Since our prior offering in 2023, we believe the above progress justifies our increase in 2024 as we have invested time, development and money in the business to get to this next stage.

Comparable Companies

Some comparable companies include SunPower (valued at $800MM), SunRun Inc (valued at $3.15B), and LightSource BP (valued at $322MM). These companies are at more advanced stages compared to EVSK, however, we want to highlight the industry.

SunPower is a residential solar, energy storage, and EV charging solution provider. They are a public company and their valuation/market cap is public. SunPower is similar from EVSK in that it provides solar and EV charging solutions; however, EVSK does not offer residential solar as SunPower does.

SunRun Inc provides smart technology and an ecosystem of innovative products that provide solar power. Sun Run Inc is also a public company so their valuation/market cap is public. SunRun is similar to EVSK since it provides EV charging solutions and solar power; however EVSK does not provide battery storage specifically for the Tesla power wall or residential use.

LightSource BP is a utility-scale solar developer specializing in the financing, development and management of responsible solar and energy storage. They provide opportunities to partner with solar farms and providing new income streams for America's farmers among others. https://www.cbinsights.com/company/lightsource-bp/financials is the source for the $322MM valuation. LightSource BP is similar to EVSK as their primary product and purpose is to deliver affordable, emissions free energy through responsibly developed solar projects; however EVSK does not focus on energy storage.

With the above comparables, it highlights the industry and we took into account that EV Solar is at a very early stage and thus our valuation at approximately $4.9M reflects the business being at a much earlier stage.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has only one class of units; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares that are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $196,301 in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.85 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,997.10, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Piloting Manufacturing Builds
  33.5%
  Funds will be used to begin manufacturing our prototype.

- Company Employment
  30.0%
  Funds will be used to pay the salaries of employees needed to begin manufacturing.

- Engineering and Design
  30.0%
  Funds will be used for finalization of engineering and design of our prototype product in anticipation of manufacturing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.evsolarkits.com/ (evsolarkits.com/secfilings).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/evsolarkits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EV Solar Kits LLC

[See attached]

EV Solar Kits LLC
(the “Company”)
a Texas Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: EV Solar Kits LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 16, 2024

EV SOLAR KITS LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	97,028	143,969
Other Receivable	1,560	1,560
Total Current Assets	98,588	145,529
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	98,588	145,529
LIABILITIES AND EQUITY		
Current Liabilities:		
AMEX business card	-	9,606
Deferred Income - Customer Deposits	113,905	134,521
Total Current Liabilities	113,905	144,127
Non-Current Liabilities:		
Convertible Notes Payable	196,301	130,000
Total Non-Current Liabilities	196,301	130,000
TOTAL LIABILITIES	310,206	274,127
EQUITY		
Capital Contribution	14,000	14,000
Accumulated Deficit	(225,618)	(142,598)
Total Equity	(211,618)	(128,598)
TOTAL LIABILITIES AND EQUITY	98,588	145,529

EV SOLAR KITS LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
Payroll Expenses	32,015	47,500
Marketing Expenses	97	4,870
Overhead Expenses	50,909	$ 90,228
Total Operating Expenses	***83,020***	***142,598***
Operating Income (loss)	**(83,020)**	**(142,598)**
Other Income:		
Other Income	-	-
Total Other Income	-	-
Other Expense:		
Other Expense		
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(83,020)	(142,598)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	**(83,020)**	**(142,598)**

EV SOLAR KITS LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(83,020)	(142,598)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
AMEX business card	(9,606)	9,606
Deferred Income - Customer Deposits	(20,616)	134,521
Other Receivable	-	(1,560)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(30,222)	142,567
Net Cash provided by (used in) Operating Activities	(113,242)	(31)
INVESTING ACTIVITIES		
Equipment		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions		14,000
Convertible Notes Payable	66,301	130,000
Net Cash provided by (used in) Financing Activities	66,301	144,000
Cash at the beginning of period	143,969	-
Net Cash increase (decrease) for period	(46,941)	143,969
Cash at end of period	97,028	143,969

EV SOLAR KITS LLC STATEMENT OF CHANGES IN MEMBER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2022	-			-
Capital Contributions	14,000			14,000
Net Income (Loss)	-		(142,598)	(142,598)
Ending Balance 12/31/2022	***14,000***	***-***	***(142,598)***	***(128,598)***
Capital Contributions	-	-	-	-
Net Income (Loss)	-	-	(83,020)	(83,020)
Prior Period Adjustment				-
Ending Balance 12/31/2023	***14,000***	***-***	***(225,618)***	***(211,618)***

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

EV Solar Kits LLC ("the Company") was formed in Texas on August 10th, 2021. The Company plans to earn revenue by engineering and manufacturing a product called "EV Solar Kits" that combine solar panels and batteries/inverters to charge electric vehicles. The Company's headquarters is in Austin, Texas. The Company's customers will be located in the United States and around the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $143,969 and $97,028 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

No Accounts Receivable recorded as of December 31, 2022 and December 31, 2023, respectively.

The Company had "Other receivable" of $1,560 consists of an over-refunded transaction to a customer paid thru Paypal account.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

No property and equipment recorded as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Payroll Expense

Payroll Expense consists of payroll and related expenses for employees and independent contractors.

Marketing Expense

Marketing Expense associated with advertising and marketing the Company's products and services are expensed as costs are incurred.

General Overhead Expenses

General Overhead Expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, bank service charges (Stripe fee, Paypal fee and the like) and other miscellaneous expenses.

Income Taxes

Due to loss, no provision for income tax is recognized on the Statement of Operations for December 31, 2022 and December 31, 2023 respectively.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In finalizing the Bill Of Materials, the product cost came out to be greater than the old pre-order cost listed on the Company's website. The Company would expect to refund or be at cost or lose slightly when the Company will start its first manufacturing batch.

NOTE 5 – LIABILITIES AND DEBT

Deferred Income - Customer Deposits

Customer Deposits consist of pre-order payments from customers, received from Stripe, Paypal, Wix and Novo bank.

Customer	As of December 2022	Collections	Refunds	As of December 2023
AL	1,238.35			1,238.35
AK	1,718.20			1,718.20
AM	2,603.35			2,603.35
BC	1,238.35		-1,238.35	-
BC	1,338.35		-1,338.35	-
BH	2,603.35			2,603.35
BK	2,058.20		-2,058.20	-
BR	1,818.20			1,818.20
BJ	1,238.35			1,238.35
BS	2,603.35			2,603.35
BL	1,238.35		-1,238.35	-
BP	1,953.35			1,953.35
BK	2,603.35			2,603.35
CP	1,629.00		-1,629.00	-
CG	-15			-15
CC	2,898.00			2,898.00
CH	1,303.35			1,303.35
CM	5,783.20		-5,783.20	-
CO	-15			-15
DB	1,898.00			1,898.00
DC	1,798.00			1,798.00
DA	2,603.35			2,603.35
DK	2,358.20			2,358.20
DW	1,238.35			1,238.35
DL	1,303.35			1,303.35
DR	57.32			57.32
DR	2,603.35			2,603.35
EV	1,998.00			1,998.00

Customer	As of December 2022	Collections	Refunds	As of December 2023
EL	91.35			91.35
EM	1,338.35		-1,338.35	-
GT	2,603.35			2,603.35
GK	1,238.35			1,238.35
GW	1,238.35		-1,238.35	-
HH	1,238.35			1,238.35
HS	1,238.35			1,238.35
IA	1,238.35		-1,238.35	-
JF	1,238.35			1,238.35
JD	2,603.35			2,603.35
JP	1,238.35			1,238.35
JF	1,338.35			1,338.35
JS	1,238.35		-1,238.35	-
JW	1,628.35			1,628.35
JR	2,603.35			2,603.35
JS	1,303.35			1,303.35
JO	1,238.35			1,238.35
JP	1,403.35		-1,353.88	49.47
JM	-15			-15
LN	1,238.35			1,238.35
LK	2,603.35			2,603.35
LT	1,238.35		-1,238.35	-
MV	1,638.20			1,638.20
MB	1,238.35			1,238.35
MF	1,303.35			1,303.35
ND	1,638.20			1,638.20
NF	1,898.00			1,898.00
NG	1,303.35			1,303.35
NP	2,398.00			2,398.00
OS	1,628.35			1,628.35
PB	1,238.35			1,238.35
RH	1,558.20		-1,558.20	-
RC	1,238.35		-1,238.35	-
RL	1,558.20		-1,503.33	54.87

Customer	As of December 2022	Collections	Refunds	As of December 2023
RR	1,303.35			1,303.35
R	1,738.20			1,738.20
Rs	-15			-15
SK	1,898.00			1,898.00
SM	1,303.35			1,303.35
SB	3,898.00			3,898.00
Sp	80.16			80.16
SG	1,238.35			1,238.35
T	2,199.00			2,199.00
TS	2,703.35			2,703.35
TU	1,238.35			1,238.35
TO	1,798.00			1,798.00
TH	1,628.35			1,628.35
TY	1,238.35			1,238.35
TS	2,703.35		-2,703.35	-
VK	2,398.00		-2,313.82	84.18
VD	1,338.35			1,338.35
WB	1,238.35			1,238.35
WK	1,238.35			1,238.35
ZN	1,898.00			1,898.00
BN		2,038.20		2,038.20
CS		2,038.20	-2,038.20	-
HM		2,498.00		2,498.00
SK		2,598.00		2,598.00
SS		2,498.00		2,498.00
Total	**134,521.03**	**11,670.4**	**-32,286.33**	**113,905.10**

Convertible Notes Payable

Convertible Notes Payable consist of crowd and SAFE notes.

Crowd note - the Company has entered into an agreement for the purposes of funding operations. The terms were presented on the Microventures platform and had the following characteristics: The "Valuation Cap" is $3 million and the "Discount" is 20%. The "Offering End Deadline" was on March 6, 2023.

Simple Agreements for Future Equity (SAFE) note - During the period ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a "Post-Money Valuation Cap" at [$2,000,000] and [$3,000,000] for one investor.

List of investors:

Investor	Type	As of December 31, 2023	As of December 31, 2022
Amar Amin	SAFE note	$20,000.00	$20,000.00
Steven Ryan Hart	SAFE note	$20,000.00	$20,000.00
Namit Kedia	SAFE note	$20,000.00	$20,000.00
Bharat Baste	SAFE note	$20,000.00	$20,000.00
Christine Woods	SAFE note	$20,000.00	$20,000.00
Jason Hom	SAFE note	$20,000.00	$20,000.00
Tyler Dean	SAFE note	$10,000.00	$10,000.00
MicroVenture Marketplace Inc. / Tyler Gray	Crowd note	$66,301.00	-
		$196,301.00	**$130,000.00**

If the notes are converted to equity, the following would be the equity capitalization;

<u>Capitalization table</u>

	Formation	Pre-seed 1	Pre-seed 2	Post Transfer	
Steele Wasik	80.00%	68.70%	66.10%	26.10%	Founder
Jonathan Roklen	20.00%	25.00%	25.00%	65.00%	Founder
Amar Amin		1.00%	1.00%	1.00%	safe note
Steve Hart		1.00%	1.00%	1.00%	safe note
Jason Hom		1.00%	1.00%	1.00%	safe note
Bharat Baste		1.00%	1.00%	1.00%	safe note
Namit Kedia		1.00%	1.00%	1.00%	safe note
Christine Woodhouse		1.00%	1.00%	1.00%	safe note
Tyler Dean		0.33%	0.33%	0.33%	safe note
MicroVentures /Tyler Gray			2.58%	2.58%	Crowd note
Total	100%	100%	100%	100%	

Post transfer means the change in capitalization percentages due to the resignation of Steele Wasik as manager of the Company in August 2023.

NOTE 6 – EQUITY

The Company had an initial capital contribution of $14,000 since inception contributed by Steele Wasik and Jonathan Roklen . To date, Jonathan Roklen is the assigned manager responsible for business operations of the company. No dividends paid since the inception.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 16, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF EV SOLAR KITS

Ride the Sun, Drive with Freedom

At EV Solar Kits, we're here to make EV charging more convenient. Our solar rooftop kits will offer energy independence without the reliance on charging infrastructure. With a functional prototype, upcoming pilot builds, and potentially valuable partnerships, our mission is to ...
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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



EV SOLAR KITS
Charge Anywhere
*The image to the right is a prototype of a future product. The product is still currently under development and is not yet available on the market.

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- With a market potential of 30-40M EVs*, our solar-powered solution plans to address the world's move away from fossil fuels, positioning us as a key player in a $120B industry*.
- We've secured over $100K in pre-order reservations (refundable) and have established an e-mail contact base of over 4K. Backed by a successful seed round and notable investors, we have the team and track record to drive our venture forward.
- Governments are mandating EV rollovers, auto manufacturers are emphasizing EV production, and the EV market is set to triple by 2027*, making this the perfect time to invest in our journey towards a greener future.

Get Equity
$2.05 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$498.15	$4.49M

TEAM



Steele Wasik • Co-Founder

Steele Wasik, Co-Founder & Previous Manager: Steele Wasik co-founded EV Solar Kits in September 2021, which is his second Clean Tech venture. Wasik previously owned and operated the solar installation company Clean Choice Solar. Prior to founding both ...
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Jonathan Roklen • CEO, Manager, Principal Accounting Officer
Jonathan Roklen, Co-Founder and Manager: Jonathan Roklen oversees EV Solar Kits as manager. He is also a Supply Chain Manager for Amazon, where he plans demand and supply side requirements for the company. Previously, Jonathan was a Supply Chain ...
Read More

*Source / *Source

THE PITCH

Drive into The Future with EV Solar Kits


Ride
the Sun,
Drive with
Freedom

**The image above is a prototype of a future product. The product is still currently under development and only pre-orders are being accepted at this time.*

At EV Solar Kits, we've embarked on a mission to revolutionize the way we power our electric vehicles. Imagine a world where you never have to worry about finding a charging station, waiting in line at a supercharger, or limiting your travels due to a lack of charging infrastructure. We believe in clean and renewable energy, and that's why we've created a solution that allows you to tap into the limitless power of the sun to keep your EV running.

Our fully integrated rooftop kits ensure energy independence, without voiding warranties. With a fully functional prototype, pilot builds, and promising partnerships, we feel that we're aligned to revolutionize the EV charging landscape.


MAIN FRAME
Supports All Structures
PANEL FRAME
Houses Two Solar Panels
SPRING LOADED PIN / LOCKING BRACKET
BASE MOUNTED SLIDER
Facilitates linear panel frame movement

THE PROBLEM & OUR SOLUTION

Your Key to Energy Independence


The Problems with EV Ownership
Range Anxiety
Charging Infrastructure
Fossil Fueled Charging
Lifestyle Aversion
Electricity Costs
Seattle
Boston
Salt Lake City
Chicago
New York City
San Francisco
Denver
Washington
St. Louis
Los Angeles
Atlanta
Houston
Miami
Anchorage, Alaska
Honolulu
San Juan, Puerto Rico


Charging Network Heatmap 2021
0
1–25
26–50
51–100
101–500
501–1,000
1,001+
Electric vehicle charging outlets are mostly concentrated in large U.S. cities

Our journey started with a problem - the inconvenience and limitations of traditional EV charging. Range anxiety, a lack of convenient charging infrastructure, reliance on fossil-fueled charging, aversion due to lifestyle inconveniences, and rising electricity costs have been common concerns among EV owners. But where others saw challenges, we saw opportunities. Recognizing these challenges, EV Solar Kits was born out of a mission to offer a comprehensive solution for electric vehicle owners. We've invested in short-term pilot builds, assembled a talented team of professionals in sales, manufacturing, advertising, marketing, and supply chain management, and conducted thorough prototype analysis.


Our Solar Kits
Add up to 45mi of charge per day
Waterproof
Self Installed
Can charge while driving
Does not void car's warranty
2 year warranty
100% removable
No cutting or drilling

**The image above is a prototype of a future product. The product is still currently under development and only pre-orders are being accepted at this time.*

Our innovative rooftop solar kits can generate up to 45 miles of charge per day, depending on battery size, making range anxiety a thing of the past. They are designed for self-installation, ensuring ease and accessibility for all EV enthusiasts. With a waterproof design, a 2-year warranty, and the flexibility to charge while driving, we're making clean energy accessible to everyone. Our focus on both the B2C and B2B markets, including rental fleets, ride-share companies, and commercial fleets, positions us for substantial growth in a rapidly expanding industry.

Looking ahead, our long-term vision includes not only selling our product, but also continually improving it. We plan to develop a range of accessories, expand our manufacturing capabilities to serve customers worldwide, all while staying at the forefront of solar-powered EV solutions.

THE MARKET & OUR TRACTION

Gearing Up for Change

As global EV sales are projected to triple by 2027 (Source) and leading automakers are ramping up EV production (Source), EV Solar Kits offers an intriguing investment opportunity in the expanding clean transportation sector.


$60 Billion
Global Electric Vehicle Total Addressable Market
As global EV sales are projected to triple by 2027 and leading automakers are ramping up EV production, EV Solar Kits offers an intriguing investment opportunity in the expanding clean transportation sector.
EV SOLAR KITS

*Source

Our team is led by co-founders Jonathan Roklen & Steele Wasik. Jonathan, who has a dual degree in engineering, brings extensive supply chain experience from companies such as GE Aviation, SpaceX, Square, and Meta, spanning both aerospace and tech industries. Steele has extensive expertise in advertising and a background in solar/battery technology. Over the past year, we've achieved significant milestones, including the development of a fully functional prototype, rigorous engineering, and testing, and entered early discussions with industry leaders such as Go Sun and Evannex regarding working together in the future.


Our Traction
Over $100,00 in pre-orders

Alongside this progress, we've raised nearly $200,000 in our pre-seed round, with the majority contributed by notable Angel investors, including Christine Woodhouse, Tyler Dean, and Amar Amin, and received support from more than 110 investors through a successful crowdfunding campaign with Microventures. Additionally, we've pre-sold almost $200,000 worth of units and built a dedicated subscriber and fan base of nearly 5,000 email subscribers.

why invest

Invest in Freedom and Power Your EV, Anywhere, Anytime



Join Us
Be a part of a movement that empowers anyone with an EV to commute freely, reduce range anxiety, and embrace energy independence
EVSK

**The image above is a prototype of a future product. The product is still currently under development and only pre-orders are being accepted at this time.*

With a market potential of 30-40 million EVs (Source) and the number of electric vehicles on the road set to soar in the next 5 years (Source), the future is bright for clean transportation. Imagine being part of a movement that empowers anyone with an EV to commute freely, reduce range anxiety, and embrace energy independence. As governments worldwide mandate EV adoption and the world shifts away from fossil fuels, we believe our solar-powered solution will shape a more sustainable trajectory for EVs. Your investment will help us expand our reach, drive innovation, and make a substantial impact on the future of a massive industry.

We invite you to be part of our journey as we drive the future of clean and sustainable transportation. Join us in harnessing the power of the sun and invest in a greener, more convenient tomorrow with EV Solar Kits.

ABOUT

HEADQUARTERS
5609 Tura Lane, 2
Austin, TX 78721

WEBSITE
View Site

At EV Solar Kits, we're here to make EV charging more convenient. Our solar rooftop kits will offer energy independence without the reliance on charging infrastructure. With a functional prototype, upcoming pilot builds, and potentially valuable partnerships, our mission is to simplify and expand the EV charging experience.

TERMS

EV Solar Kits

Overview

PRICE PER SHARE
$2.05

VALUATION
$4.49M

DEADLINE
Mar. 26, 2024 at 4:24 PM UTC

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$498.15

MAX INVESTMENT
$617,997.10

MIN NUMBER OF SHARES OFFERED
7,317

MAX NUMBER OF SHARES OFFERED
301,462

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Units of Membership Interest

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Units

As you have previously expressed interest in investing or have previously invested in EV Solar Kits, you are eligible for additional bonus units.

Reservations Bonus | 5% Bonus Units

Reservation Holders in the Testing the Waters Page will receive 5% bonus units.

Early Bird Perks

Early Bronze

Invest $500+ (minimum investment) within the first week and receive 5% bonus units.

Early Silver

Invest $1,000+ within the first two weeks and receive 7% bonus units.

Early Gold

Invest $2,500+ within the first two weeks and receive 10% bonus units.

Early Platinum

Invest $5,000+ within the first two weeks and receive 12% bonus units.

Early Diamond

Invest $10,000+ within the first two weeks and receive 15% bonus units.

Mid-Campaign Perks

Mid Silver

Invest $1,500 + between days 45-52 and receive 7% bonus units.

Mid Gold

Invest $3,000 + between days 60-70 and receive 10% bonus units.

Amount-Based Perks

Tier 1

Invest $1,000+ and get 5% off on your next purchase and join the waitlist to be the first customers to receive a production batch.

Tier 2

Invest $5,000+ and receive 5% bonus units + get 5% off on your next purchase + join the waitlist to be the first customers to receive a production batch.

Tier 3

Invest $10,000+ and 10% bonus units + 10% off your next purchase + join the waitlist to be the first customers to receive a production batch.

Tier 4

Invest $20,000+ and receive 20% bonus units+ 20% off your next purchase + join the waitlist to be the first customers to receive a production batch.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

EV Solar Kits LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Common Units at $2.05 / share, you will receive 110 Common Units, meaning you'll own 110 Common Units for $205. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and Loyalty Bonus and Reservations Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative. Any expense labeled “Administrative Expenses” not strictly for administrative purposes.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into EV Solar Kits.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC (“SE Primary”), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA’s BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace (“SE Marketplace”) is a website operated by StartEngine Primary, LLC (“SE Primary”), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary (“SE Secondary”) is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System (“ATS”) operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term “Rapid,” when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board (“SE BB”), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board (“SE BB”) is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term “Extended”, when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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Thanks to you, we have a fully functioning prototype and are soon ready to enter production.

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Invest in the future.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF EV SOLAR KITS, LLC
A MANAGER-MANAGED
STATE OF TEXAS LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT is made and entered into effective February 29, 2024, by and among: EV Solar Kits LLC (the "Company"), Steele Wasik, Jonathan Roklen, (each a "Founding Member," and collectively the "Founding Members"), and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively referred to in this agreement as the "Members" including the Founding Members).

1. ARTICLE I - THE LIMITED LIABILITY COMPANY

1.1. *Formation*. This is an Amended and Restated Limited Liability Company Operating Agreement of EV Solar Kits LLC (the "Company"), a Manager managed limited liability company formed by filing a certificate of formation on 8/10/2021 pursuant to the laws of the State of Texas. The Members have and agree to file, as needed, with the appropriate agency within the State of Texas charged with processing and maintaining such records, all documentation required for the formation and maintenance of the Company. The rights and obligations of the parties are as provided in the Texas Business Organizations Code ("TBOC") except as otherwise expressly provided in this Operating Agreement (this "Agreement").

1.2. *Name*. The business of the Company will be conducted under the name EV SOLAR KITS, LLC, or such other name upon which the Members holding a majority of the Membership Interest may agree.

1.3. *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Texas, including but not limited to designing and selling portable solar charging kits for electric vehicles.

1.4. *Office*. The Company will maintain its principal business office within the State of Texas at the following address: 1211 Armadillo Road, Austin, Texas 78745. The principal business office address may be changed as decided upon by the Manager.

1.5. *Registered Agent*. The Company's registered agent and registered office in the State of Texas is on record with the Texas Secretary of State.

1.6. *Term*. The term of the Company commenced on the date of filing the Certificate of Formation with the Texas Secretary of State and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7. *No State Law Partnership*. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

1.8. *Operating Agreement Controls.* To the extent that the rights or obligations of the Members, the Manager, or the Company under this Agreement differ from what they would be under default Texas law absent such a provision, this Agreement, to the extent permitted under Texas law, shall control.

1.9. *Regulation Crowdfunding.* The Company intends to participate in Regulation Crowdfunding under the Securities and Exchange Commission and intends to comply with the rules governing Regulation Crowdfunding found in Title 17 CFR Part 227 et seq. of the U.S. Code of Federal Regulations. Any ambiguities in this Agreement should therefore be construed in light of any such rules governing Regulation Crowdfunding.

2. ARTICLE II - CAPITAL CONTRIBUTIONS

2.1. *Initial Contributions*. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2. *Additional Contributions*. No Member shall be obligated to make any additional contribution to the Company's capital.

2.3. *No Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

2.4. *No Return of Capital Contributions.* Except as expressly provided in this Agreement, or as required by law, no Member shall have the right to demand or receive the return of their contribution. Any modifications as to the Members' respective rights as to receipt of their capital contributions must be set forth in writing signed by all Members.

3. ARTICLE III - ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1. *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated among the Members as per their Membership Interest in the Company.

3.2. *Distributions.* The Manager shall determine and distribute available funds to the Members quarterly, based upon the Company's fiscal year. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Manager. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

4. ARTICLE IV – INDEMNIFICATION

4.1. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, to a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he/she is or was a Member of the Company, Manager, employee or agent of the Company; or is or was serving at the request of the Company; or relied upon the records of the Company in such capacity as a Member, Manager, employee, or agent of the Company; against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Manager determines that he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he/she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.2. The provisions of **Article IV** shall survive termination of this Agreement.

5. ARTICLE V - MEMBERS

5.1. *Names and Addresses of Members*. The Members' names and addresses are attached as **Schedule 1** to this Agreement (the "Members Schedule"). The Manager shall retain and update the Members Schedule upon the issuance or transfer of any units of equity interest in the Company ("Membership Interest") to any new or existing Member in accordance with this Agreement.

5.2. *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, and with the exception of members admitted through the Company's crowdfunding efforts, no additional members may be admitted to the Company through issuance by the Company of a new interest in the Company without the prior written consent of the Founding Members except as otherwise permitted by the rules of Regulation Crowdfunding. No additional Member may be appointed in any position that draws any compensation from the Company without the consent of Members holding a majority of Membership Interest except as otherwise permitted by the rules of Regulation Crowdfunding. When admitting new members, the then existing Members' Membership Interest in the Company shall be diluted pro rata. Members admitted as a result of the Company's crowdfunding efforts shall be required to provide a proxy coupled with an interest to the Manager (such proxies transferred to the Founding Members pro rata in case the Manager resigns) for all their voting rights and must agree to do so as a condition for their participation in the crowdfunding event. The proxies may be voted in support or opposition to any issue up for Member's vote in a manner as the Manager deems fit at the Manager's sole discretion.

5.3. *Limited Liability of Members*. Except as otherwise provided in this Agreement or as required by Texas law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree, or order of a court. The Members shall look solely to Company property for the return of their initial contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities, or obligations of the Company is insufficient to return such initial contributions, or value thereof, no Member shall have recourse against any other Member except as is expressly provided in this Agreement or otherwise by Texas law.

5.4. *Withdrawal by a Member.* A Member has no power to withdraw from the Company, except as otherwise provided in this Article V or as required under the rules of Regulation Crowdfunding.

5.5. *Death, Incompetency, or Bankruptcy of Member.* The death, incompetency, or bankruptcy of any Member (the "Deceased Member") shall not cause the winding up of the Company so long as at least one of the Founding Members survive who are neither incompetent nor bankrupt. In such event, the Company and its business shall be continued by the remaining Member(s) and the Company shall have the right to purchase the Membership Interest owned by the Deceased Member for a price that is the lesser of (i) the Deceased Member's capital account and (ii) the amount paid by the Deceased Member to acquire such Membership Interest. In the event that the Company chooses not to exercise its right to purchase the Deceased Member's Membership Interest, one or more Founding Members shall have the right to purchase the Membership Interest owned by the Deceased Member, such Membership Interest shall be paid proportionately by the purchasing Founding Members according to their existing Membership Interests and distributed proportionately, unless otherwise agreed upon in writing. If no Founding Member wishes to exercise the option to purchase the Membership Interest, then the other remaining Member(s) who are not Founding Members may exercise the right to purchase the Membership Interest in accordance with the provisions of this Section 5.5.

5.6. *Resignation or Involuntary Removal of Member*. Involuntary removal of a Member from the Company shall require approval of Members holding a majority Membership Interest, and such approval must be recorded in the Company minutes. Founding Members may only be removed as Members if, by a preponderance of the evidence, it is found that the Founding Member has committed an unlawful act against or as Member of the Company or through judicial decree. In such event, the Founding Member may be removed as a Member of the Company by a vote of a majority of the Membership Interest of the non-offending Members. If a Founding Member is removed as Member of the Company per the terms of this Section 5.6, half of the Founding Member's Membership Interest shall be returned to the Company upon removal and distributed equally among the remaining Founding Members and the remaining Interest shall be subject to Company and other Members' right to repurchase such Interest in a similar manner as in the case of death, incompetency or bankruptcy of a member as described in Section 5.5. A Member may voluntarily resign by submitting a notarized resignation letter to the Manager of the Company and such resigning Member's Membership Interest shall be redeemed by the Company for an amount that is the lesser of (i) such resigning Member's capital account and (ii) the amount paid by the resigning Member for such Membership Interest.

5.7. Upon the death or incompetency of the last remaining Member, the Company shall be wound up unless, within seven (7) days following the Member's death, the legal representative or other successor(s) of the deceased Member agree(s) to (i) continue the Company, and (ii) become a Member or designate another Person who agrees to become a Member, in either case effective as of the deceased Member's death. As soon as any Member ceases to hold any Membership Interest, such Person shall no longer be a Member.

5.8. *Meetings.* Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Members holding a Majority of Membership Interests. Each Founding Member shall have voting power in proportion to their Membership Interest. Each other Member who is not a Founding Member shall be represented by the Manager as per the proxy to the Manager.

5.9. *Decision by Members*. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority in Interest of the Members. A decision may be taken or ratified by means of written resolutions in lieu of a Members' meeting for any decisions that require approval of the Members.

5.10. *Deadlock.* In case of deadlock, where Members holding 50% of Membership in Interest are for a particular resolution, and Members holding 50% of Membership in Interest are against that particular resolution, the Members shall use an agreed upon disinterested third party to cast the tiebreaking vote. In case the Members cannot agree as to the disinterested third party, the Members may choose one of the Company's professional advisors, such as the Company's lawyer or the Company CPA, to cast the tie breaking vote.

5.11. *Fiduciary Duties.* Except as provided for in this Agreement, the Members and Manager shall have no fiduciary duties whatsoever, whether to the Company or to each other, unless that Member is a Manager or an Officer of the Company, in which instance they shall owe only the respective fiduciary duties of a Manager or Officer that cannot be waived as per TBOC. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

5.12. *Waiver of Partition*. Except as otherwise expressly provided in this Agreement, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law, or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up, or termination of the Company. No Member shall have any interest in the specific assets of the Company.

6. ARTICLE VI – MANAGEMENT

6.1. *Management of Company*.

6.1.1. Jonathan Roklen shall serve as the Manager of the Company until he resigns or is otherwise terminated. For avoidance of doubt, Steele Wasik, a former manager of the Company, shall have no outstanding formal obligations, liabilities, or duties to the Company, will be treated only as a Member, and shall retain the title of Founding Member. The Manager shall not be held liable for any decision, deal, line of credit, or potential account deficits arising from the actions of a former Manager. The Company shall hold harmless the Manager, whether a former Manager or currently serving as Manager, against any and all liabilities arising from a decision made or action taken by such Manager absent gross negligence or malicious intent.

6.1.2. The Manager, within the authority granted by the TBOC and the terms of this Agreement, shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business, property, and affairs. The Manager shall function as the custodian of all Company records and company accounts and accounts with financial institutions, subject to inspection rights of Members permitted by the TBOC. The actions of any Manager taken in accordance with the provisions of this Agreement shall bind the Company. The Manager shall have all rights and powers of a "manager" under the TBOC, and shall have such authority, rights, and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient, or advisable to effectuate the purposes of this Agreement. The Manager shall make key hiring decisions, investment decisions, and fundraising decisions of the Company. The Manager shall be responsible for filing all necessary filings of the Company with the Texas Secretary of State and any other federal or state government agency.

6.1.3. Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Manager to manage and operate the business and affairs of the Company.

6.1.4. The Manager, along with any Officer of the Company, shall owe a duty of loyalty and care to the Company and shall refrain from any activities that may be adverse to the Company.

6.2. *Actions Requiring Approval of Members.* Without the approval of Members holding a majority of the Membership Interest, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement.

(b) Issue additional Membership Interests, Equity Securities, or other securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of this Agreement, admit additional Members to the Company.

(c) Incur any indebtedness, pledge or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $500,000 in a single transaction or series of related transactions, or in excess of $500,000 in the aggregate at any time outstanding.

(d) Make any loan or advance to, or a Capital Contribution or investment in, any Person, in excess of $500,000.

(e) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of shares of stock, or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice.

(f) Settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability with a value in excess of $500,000 or agree to the provision of any equitable relief by the Company.

(g) Enter into a fundamental business transaction (as such term is defined in the TBOC), including a merger, interest exchange, conversion, or sale of all or substantially all of the Company's assets.

(h) Wind up, liquidate, or terminate the Company or initiate a bankruptcy proceeding involving the Company.

(i) Reinstate the Company after termination.

6.3. *Replacement and Resignation of Manager.* The Manager may be removed at any time, with or without cause, by the Members holding a majority of the Membership Interest. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Any vacancy occurring in the office of Manager shall be filled by the affirmative vote of the Members holding a majority of the Membership Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

6.4. *Officers*. The Members may, by vote of majority of the Membership Interest, appoint Officers to act in certain roles for the Company, including but not limited to the positions of Chairman, President, Vice President, Secretary, Assistant Secretary, Treasurer, and Assistant Treasurer. Any such Officer shall be an agent of the Company for the purpose of the Company's business with respect to the particular position, and the actions of the Officers taken in accordance with such powers shall bind the Company.

7. ARTICLE VII - SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1. *Organization Expenses*. All expenses incurred in connection with organization of the Company will be paid by the Company.

7.2. *Salary*. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by Members holding a Majority of Membership Interest. Subject to the Company having sufficient funds, the Manager shall be entitled to a salary of no more than $120,000 during 2024. Reasonable increases in the Manager's salary may be permitted annually in the amount agreed upon by the Members holding a majority of the Membership Interests subject to Company's ability to support such increases.

7.3. *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

8. ARTICLE VIII - BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

8.1. *Method of Accounting*. The Company will use the method of accounting previously determined by the Members for financial reporting and tax purposes. All financial records, including tax returns and financial statements, shall be held at the Company's primary business address and will be accessible to Members as permitted by the TBOC.

8.2. *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year.

8.3. *Capital Accounts*. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4. *Banking*. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by the Manager. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

9. ARTICLE IX - TRANSFER OF MEMBERSHIP INTEREST

9.1. *Sale or Encumbrance*. A Member may voluntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company upon at least five (5) days' prior written notice to the Manager and the Company; provided that, any interests in the Company acquired in reliance on Regulation Crowdfunding may not be transferred by any purchaser of such interests during the one-year period beginning when the interests were issued in a transaction, unless such interests are transferred: (a) to the Company; or (b) to an accredited investor; or (c) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser or to a trust created for the benefit of a family member of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance.

9.2. *Substituted Parties*. Any transfer in which a transferee, who was not already a Member, becomes a fully substituted Member is not permitted unless and until the transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement.

9.3. *Conflict of Interest or Restrictive Covenant.* Each Member represents to the Company and the other Members that there is no conflict of interest and that he/she is not subject to any noncompete agreement and/or any restrictive covenant that prohibits the Member from owning, operating or being associated with the Company or a type of business conducted by the Company.

10. ARTICLE X - DISSOLUTION AND WINDING UP OF THE COMPANY

10.1. *Dissolution*. The Company will be dissolved on the happening of any of the following events:

10.1.1. Member(s) holding a majority of the Membership Interest vote to dissolve the Company;

10.1.2. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by TBOC;

10.1.3. It becomes unlawful for either the Members or the Company to continue in business;

10.1.4. A judicial decree is entered that dissolves the Company;

10.1.5. Operation of law so dictates; or

10.1.6. The death, incompetence, or bankruptcy of all Members, or the occurrence of any event that terminates the continued membership of a Member in the Company, resulting in the remaining number of Members to be less than the required minimum number of Members by law.

10.2. *Winding Up*. On the dissolution of the Company (if the Company is not continued), the Members, or the appointees of Members, must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair market value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Article III of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

10.2.1. To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

10.2.2. To the payment and discharge of any Company debts and liabilities owed to Members; and

10.2.3. To Members in the amount of their respective adjusted Capital Account balances on the date of distribution. No Member shall be entitled to the return of any amount exceeding its Capital Account.

10.3. *Termination.* The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities, and obligations, are distributed to the Members in the manner provided under this Agreement, and (ii) the Company's registration with the state of Texas is canceled in the manner required by Texas law.

10.4. *Accounting.* Within a reasonable time after dissolution, the Company Treasurer, or Manager if no Treasurer has been appointed, shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses thereof.

11. ARTICLE XI - GENERAL PROVISIONS

11.1. *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of Members holding a majority of the Membership Interest.

11.2. *Governing Law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Texas (without regard to principles of conflicts of law).

11.3. *Entire Agreement*. This Agreement constitutes the entire understanding and agreement between the Members and Manager with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the Members other than those in this Agreement or referred to or provided for in this Agreement.

11.4. *Disputes*. Each member agrees to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or from the Member's course of dealing with the Company. Members agree to, in good faith, attend one session of mediation prior to initiating a lawsuit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, any Member may proceed with initiating a lawsuit.

11.5. *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.6. *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.7. *Counterparts*. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall together constitute one instrument.

11.8. *Captions*. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.9. *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members. Written notices may be delivered by means of electronic communications, such as facsimile or electronic mail.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS:

Wasik, Steele
____
Steele Wasik

Jonathan Roklen
____
Jonathan Roklen

SCHEDULE 1

MEMBERSHIP SCHEDULE OF EV SOLAR KITS, LLC

As of the 1st day of February 2024, the following is a list of Members of the Company:

NAME	Contact
Steele Wasik	Email: swasik9@gmail.com Phone: (330) 321-6863
Jonathan Roklen	Email: jroklen@umich.edu Phone: (310) 903-6805

SCHEDULE 2

CAPITAL CONTRIBUTIONS FOR EV SOLAR KITS, LLC
As of February 1, 2024

Pursuant to ARTICLE II, the Member' contributions to the Company capital, as of February 1, 2024, is as follows:

NAME	CONTRIBUTION	% MEMBERSHIP INTEREST
Steele Wasik	Time and Intellectual Property valued at $10,500	35%
Jonathan Roklen	Time and Intellectual Property valued at $3,500	65%

SCHEDULE 3

VALUATION OF MEMBER'S INTEREST IN EV SOLAR KITS, LLC

The value of each Member's interest in the Company is endorsed as follows:

NAME	VALUATION
Steele Wasik	$__________
Jonathan Roklen	$__________

SIGNED AND AGREED:

____
Steele Wasik

____
Jonathan Roklen

Date: February 1, 2024

SCHEDULE 4

FULLY DILUTED CAPITAL TABLE FOR EV SOLAR KITS, LLC

A fully diluted capital table for EV Solar Kits, LLC as of February 29, 2024, is as follows:

	Formation	Pre-Seed 1		Pre-Seed 2		Post Transfer	Post Split	Fully Diluted
	Units Held	**Amount Invested**	**Units Held**	**Amount Invested**	**Units Held**	**Units Held**	**Units Held**	**Units Held**
Jonathan Roklen *	200		250.00		250.00	650.00	1,300,000	1,300,000
Steele Wasik	800		750.00		750.00	350.00	700,000	700,000
Amar Amin		$20,000.00						20,000
Steve Hart		$20,000.00						20,000
Jason Hom		$20,000.00						20,000
Bharat Baste		$20,000.00						20,000
Namit Kedia		$20,000.00						20,000
Christine Woodhouse		$20,000.00						20,000
Tyler Dean **		$10,000.00						6,667
MicroVentures, Inc. ***				$77,301.00				64,418
Total								**2,191,084**

* Earned 5% equity from Steele at Pre Seed 1 stage and transferred 400 units from Steele post Pre-Seed 2 with change of manager and operational roles
** Invested at Pre Seed 2 valuation
*** MicroVenture Safe has 20% discount for calculation of fully duiluted units

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

EV Solar Kits is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist

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GET A PIECE OF EV SOLAR KITS

Ride the Sun, Drive with Freedom

At EV Solar Kits, we're here to make EV charging more convenient. Our solar rooftop kits will offer energy independence without the reliance on charging infrastructure. With a functional prototype, upcoming pilot builds, and potentially valuable partnerships, our mission is to ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



EV SOLAR KITS
Charge Anywhere

$10,306.60 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- With a market potential of 30-40M EVs*, our solar-powered solution plans to address the world's move away from fossil fuels, positioning us a key player in a $120B industry*.
- [illegible] investors, we have the team and track record to drive our venture forward.
- Governments are mandating EV rollovers, auto manufacturers are emphasizing EV production, and the EV market is set to triple by 2027*, making this the perfect time to invest in our journey towards a greener future.

*Source / *Source

Reserve Now

RESERVED $10,306.60

INVESTORS 10

THE PITCH

Drive into The Future with EV Solar Kits



Ride the Sun, Drive with Freedom

**The image above is a prototype of a future product. The product is still currently under development and only pre-orders are being accepted at this time.*

At EV Solar Kits, we've embarked on a mission to revolutionize the way we power our electric vehicles. Imagine a world where you never have to worry about finding a charging station, waiting in line at a supercharger, or limiting your travels due to a lack of charging infrastructure. We believe in clean and renewable energy, and that's why we've created a solution that allows you to tap into the limitless power of the sun to keep your EV running.

Our fully integrated rooftop kits ensure energy independence, without voiding warranties. With a fully functional prototype, pilot builds, and promising partnerships, we feel that we're aligned to revolutionize the EV charging landscape.



MAIN FRAME
Supports All Structures
PANEL FRAME
Houses Two Solar Panels


SPRING LOADED PIN / LOCKING BRACKET
BASE MOUNTED SLIDER
Facilitates linear panel frame movement

THE PROBLEM & OUR SOLUTION

Your Key to Energy Independence


The Problems with EV Ownership
Range Anxiety
Charging Infrastructure
Fossil Fueled Charging
Lifestyle Aversion
Electricity Costs
Charging Network Heatmap 2021
0
1-25
26-50
51-100
101-500
501-1,000
1,001+
Electric vehicle charging outlets are mostly concentrated in large U.S. cities

Our journey started with a problem - the inconvenience and limitations of traditional EV charging. Range anxiety, a lack of convenient charging infrastructure, reliance on fossil-fueled charging, aversion due to lifestyle inconveniences, and rising electricity costs have been common concerns among EV owners. But where others saw challenges, we saw opportunities. Recognizing these challenges, EV Solar Kits was born out of a mission to offer a comprehensive solution for electric vehicle owners. We've invested in short-term pilot builds, assembled a talented team of professionals in sales, manufacturing, advertising, marketing, and supply chain management, and conducted thorough prototype analysis.


Our Solar Kits
Add up to 45mi of charge per day
Waterproof
Self Installed
Can charge while driving
Does not void car's warranty
2 year warranty
100% removable
No cutting or drilling



*The image above is a prototype of a future product. The product is still currently under development and only pre-orders are being accepted at this time.

Our innovative rooftop solar kits can generate up to 45 miles of charge per day, depending on battery size, making range anxiety a thing of the past. They are designed for self-installation, ensuring ease and accessibility for all EV enthusiasts. With a waterproof design, a 2-year warranty, and the flexibility to charge while driving, we're making clean energy accessible to everyone. Our focus on both the B2C and B2B markets, including rental fleets, ride-share companies, and commercial fleets, positions us for substantial growth in a rapidly expanding industry.

Looking ahead, our long-term vision includes not only selling our product, but also continually improving it. We plan to develop a range of accessories, expand our manufacturing capabilities to serve customers worldwide, all while staying at the forefront of solar-powered EV solutions.

THE MARKET & OUR TRACTION

Gearing Up for Change

As global EV sales are projected to triple by 2027 (Source) and leading automakers are ramping up EV production (Source), EV Solar Kits offers an intriguing investment opportunity in the expanding clean transportation sector.


$60 Billion
Global Electric Vehicle Total Addressable Market
As global EV sales are projected to triple by 2027 and leading automakers are ramping up EV production, EV Solar Kits offers an intriguing investment opportunity in the expanding clean transportation sector.
EV SOLAR KITS

*Source

Our team is led by co-founders Jonathan Roklen & Steele Wasik. Jonathan, who has a dual degree in engineering, brings extensive supply chain experience from companies such as GE Aviation, SpaceX, Square, and Meta, spanning both aerospace and tech industries. Steele has extensive expertise in advertising and a background in solar/battery technology. Over the past year, we've achieved significant milestones, including the development of a fully functional prototype, rigorous engineering, and testing, and entered early discussions with industry leaders such as Go Sun and Evannex regarding working together in the future.


Our Traction
Over $100,00 in pre-orders
Early interest from 3rd party retailers

Alongside this progress, we've raised nearly $200,000 in our pre-seed round, with the majority contributed by notable Angel investors, including Christine Woodhouse, Tyler Dean, and Amar Amin, and received support from more than 110 investors through a successful crowdfunding campaign with Microventures. Additionally, we've pre-sold almost $200,000 worth of units and built a dedicated subscriber and fan base of nearly 5,000 email subscribers.

why invest

Invest in Freedom and Power Your EV, Anywhere, Anytime



Join Us
Be a part of a movement that empowers anyone with an EV to commute freely, reduce range anxiety, and embrace energy independence
EVSK

**The image above is a prototype of a future product. The product is still currently under development and only pre-orders are being accepted at this time.*

With a market potential of 30-40 million EVs (Source) and the number of electric vehicles on the road set to soar in the next 5 years (Source), the future is bright for clean transportation. Imagine being part of a movement that empowers anyone with an EV to commute freely, reduce range anxiety, and embrace energy independence. As governments worldwide mandate EV adoption and the world shifts away from fossil fuels, we believe our solar-powered solution will shape a more sustainable trajectory for EVs. Your investment will help us expand our reach, drive innovation, and make a substantial impact on the future of a massive industry.

We invite you to be part of our journey as we drive the future of clean and sustainable transportation. Join us in harnessing the power of the sun and invest in a greener, more convenient tomorrow with EV Solar Kits.

ABOUT

HEADQUARTERS
5609 Tura Lane, 2
Austin, TX 78721

WEBSITE
View Site

At EV Solar Kits, we're here to make EV charging more convenient. Our solar rooftop kits will offer energy independence without the reliance on charging infrastructure. With a functional prototype, upcoming pilot builds, and potentially valuable partnerships, our mission is to simplify and expand the EV charging experience.

TEAM



Steele Wasik
Co-Founder

Steele Wasik, Co-Founder & Previous Manager: Steele Wasik co-founded EV Solar Kits in September 2021, which is his second Clean Tech venture. Wasik previously owned and operated the solar installation company Clean Choice Solar. Prior to founding both companies, Wasik participated in a rotational leaderhsip program, working within multiple Austin-based companies, where he specialized in data collection projects, advertising campaigns, and website design. Wasik holds a Master's in



Jonathan Roklen
CEO, Manager, Principal Accounting Officer

Jonathan Roklen, Co-Founder and Manager: Jonathan Roklen oversees EV Solar Kits as manager. He is also a Supply Chain Manager for Amazon, where he plans demand and supply side requirements for the company. Previously, Jonathan was a Supply Chain Program Manager for several tech companies including Meta, Tik Tok and Square, along with Aerospace/Tech/Defense company SpaceX. Jonathan has a Bachelors degree in Industrial

Advertising and Marketing from the University of Tennessee, Knoxville, where he focused on social media and green energy adoption. He also holds a Bachelors in International Politics and Business Foundations from UT Austin and studied International Development at UCLA.

Engineering from the University of Michigan, and a Masters in Engineering Management from UCLA. Additionally, Jonathan was a member of the University of Michigan's Air Force ROTC and is currently based in Austin Texas.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into EV Solar Kits.

$498

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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HOW INVESTING WORKS

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FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

EV SOLAR KITS
CHARGE ANYWHERE

StartEngine Investment Reservations Are Open!

Reserve Now



Reservations are now open! We are now just weeks away from our launch on StartEngine and reservations for investment are now live. As a bonus for this reservation commitment, all folks who "Reserve Now" will be eligible for a $500 bonus when the StartEngine raise goes live! We're excited that you all are a part of this journey with us and we hope you get in early to enjoy the potential of this upcoming launch!

*Reserving shares is simply an indication of interest. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

Cheers!

Reserve Now

What's Next?

Thank you for believing in us and our amazing product. Please make sure to complete the reservation so we can move forward together. Looking forward to continuing this journey with all of you!

Austin, TX, USA
info@evsolarkits.com

Share on social

Check out our site

From: EV Solar Kits <info@evsolarkits.com>
Subject: EVSK StartEngine Round
Date: March 1, 2024 at 12:43:36 PM CST
To: daniel_brown87@yahoo.com

Hi Daniel!

It's a pleasure to connect!

In our previous email campaign, you had indicated interest in investing $500+ in our company.

The reservations page is now open for investors, please complete your investment here: https://www.startengine.com/offering/evsolarkits

As always, if you have any questions please don't hesitate to reach out.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

EV Solar Kits
http://evsolarkits.com

start engine

Jacob Landy <jacob.landy@startengine.com>

Fwd: EV Solar Kit Prototype Reveal & Survey
2 messages

Jonathan Roklen <jroklen@evsolarkits.com> Fri, Mar 22, 2024 at 11:48
To: Jake Landy <jacob.landy@startengine.com>, Gabe Beitcher <gabe@startengine.com>

Did that work?

EV Solar Kits
http://evsolarkits.com

EV SOLAR KITS
CHARGE ANYWHERE

Begin forwarded message:

From: "EVSK" <info@evsolarkits.com>
Subject: EV Solar Kit Prototype Reveal & Survey
Date: December 11, 2023 at 7:39:34 PM CST
To: jroklen@umich.edu
Reply-To: info@evsolarkits.com

Can't see this message? View in a browser

EV SOLAR KITS
CHARGE ANYWHERE

Exciting News!
Our Product is Coming to Life



Thanks to all of you, our product is coming to life! We've taken all of your real-life stories of EV challenges to heart and have been working diligently to make the prototype you see above a reality. In order to conduct final engineering analysis, structural testing, and pilot manufacturing builds, our team is now reaching out to gauge further interest in ownership of our company focused on solar panel and EV technology. We're reaching out to friends of EV Solar Kits today to ask that you fill out this Survey as an indication of potential future investment and excitement in our company. This can be filled out completely anonymously if you wish and is merely a short survey to determine ownership interest from our loyal customers and fans. We've linked our prototype progress video below and will follow up with more soon.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Cheers!

EV Solar Kits Investment Survey


EVSK

What's Next?

Thank you for believing in us and our amazing product. Please fill out the form listed above so we can move forward together. Looking forward to continuing this journey with all of you!

Austin, TX, USA
info@evsolarkits.com

Share on social

Check out our site

Jacob Landy <jacob.landy@startengine.com> Fri, Mar 22, 2024 at 12:08 PM
To: Jonathan Roklen <jroklen@evsolarkits.com>
Bcc: 8024420 <8024420@bcc.hubspot.com>

Yes thank you!
[Quoted text hidden]
--
Jacob Landy
Director of Funding Growth, Licensed Broker (S7, 63)
Phone: (424) 281-9323
Email: jacob.landy@startengine.com
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